Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland


06017203

SUPPL

September 26, 2006

Media Release

Clariant International Ltd

Clariant announces global price increase

MUTTENZ, Switzerland – September 26, 2006 – Clariant today announced a global price increase of 4 to 6 percent across all its product lines and services.

These adjustments are necessary to address the globally increased costs for raw materials as well as energy and logistics. Customers will be contacted individually regarding the specifics of the price increases as they apply to their situation. Clariant remains committed to a continuous supply of its products and a high level of service and innovation to meet its customers' requirements.



Calendar of Corporate Events

November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results; Annual Media Conference
April 2, 2007	Annual General Meeting
May 8, 2007	First Quarter 2007 Results
August 2, 2007	First Half 2007 Results
November 7, 2007	Nine Month 2007 Results

Contacts

Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49